Exhibit 99.1

Company announcement — No. 26/2018

Zealand grants new warrants under employee warrant program

Copenhagen, October 15, 2018 — Zealand Pharma (“Zealand”) announces the granting of warrants to the Company’s Senior Vice President of Corporate and Business Development, Marino Garcia. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 21, 2015.

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and help ensure shared short- and long-term interests for the management, employees and shareholders of the Company.

A total of 40,000 warrants have been granted, giving the rights to subscribe for up to 40,000 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.13% of the Company’s total outstanding share capital. The exercise price is DKK 90.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Friday October 12, 2018.

The warrants will vest monthly over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from October 15, 2021 up to and including October 15, 2023. The exercise time windows are defined as four weeks following the publication of Zealand’s full-year reports or interim reports for the first quarter, first half or first nine months respectively.

The total new warrants granted have a combined market value of DKK 1,313,395.86 calculated on the basis of the Black—Scholes model, including a five-year historic volatility of 42.5%, a five-year risk-free interest rate of -0.03% and a share price of DKK 90.00.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.